Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jones Lang LaSalle Incorporated:

We consent to the incorporation by reference in the registration statements (Nos. 333-110366, 333-117024, 333-42193, 333-133887, 333-69810, 333-50720, and 333-73860) on Form S-8 and (No. 333-70969 and 333-153029) on Form S-3 of Jones Lang LaSalle Incorporated of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Jones Lang LaSalle Incorporated and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Jones Lang LaSalle Incorporated.

/s/ KPMG LLP

Chicago, Illinois

February 27, 2009